Exhibit 99.1

To:	Shareholders of Nebius Group N.V.
From:	Board of Directors
Date:	July 27, 2026

Notice of Annual General Meeting of Nebius Group N.V.

We hereby inform you that Nebius Group N.V. (the “Company”) will hold its Annual General Meeting (“AGM”) on August 25, 2026, beginning at 3 p.m. CET on that day at the Company’s offices at Burgerweeshuispad 101, 1076 ER Amsterdam, the Netherlands.

Enclosed with this notice you will find the Agenda for the AGM, together with Explanatory Notes, as well as a Power of Attorney / Proxy to authorize Company representatives to vote your shares at the AGM.

If you are planning to attend the AGM in person, we kindly request you to provide advance notice by notifying the Company at askIR@nebius.com before 5 p.m. CET on August 18, 2026.

The following agenda items are scheduled for the AGM:

Introductory remarks.

Substantive Business:

1.	Approval of the extension of the term for preparation by the Company’s Board of Directors of the 2025 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)

2.	Adoption of 2025 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)

3.	Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2025 financial year. (Decision)

4.	Re-appointment of Arkady Volozh as an executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

5.	Re-appointment of Ophir Nave as an executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

6.	Re-appointment of John Boynton as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

7.	Re-appointment of Elena Bunina as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

8.	Re-appointment of Arne Grimme as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

9.	Re-appointment of Kira Radinsky as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

10.	Re-appointment of Charles Ryan as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

11.	Re-appointment of Matthew Weigand as a non-executive member of the Board of Directors for a one-year term, to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

12.	Appointment of the external auditor of the Company’s consolidated financial statements and statutory accounts for the 2026 financial year. (Decision)

13.	General authorization of the Board of Directors to issue and/or grant rights to subscribe for Class A Shares. (Decision)

14.	General authorization of the Board of Directors to exclude pre-emption rights. (Decision)

15.	General authorization of the Board of Directors to repurchase Class A Shares. (Decision)

16.	Cancellation of 2,243,621 Class C shares of the Company. (Decision)

Any other business.

*****

Copies of materials related to the AGM, including this Notice and the Agenda and Explanatory Notes are available:

●	at: www.edocumentview.com/NBIS

●	on our website at: https://group.nebius.com/governance/for-shareholders

●	at the Company’s offices (Burgerweeshuispad 101, 1076 ER Amsterdam, the Netherlands)

●	from Investor Relations: askIR@nebius.com

The Company’s statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address or the Company’s registered address at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands; copies may be requested from Investor Relations.

On March 31, 2026, the total number of Class A Shares outstanding (excluding shares held in treasury) was 220,406,311 with a total of 220,406,311 voting rights (excluding 68,142,750 Class A shares held in treasury); and the total number of Class B Shares was 33,491,883 with a total of 334,918,830 voting rights. Each Class A Share carries one vote; and each Class B Share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on July 28, 2026, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

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If you would like to attend the AGM and your Class A Shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification. If you wish to attend the AGM in person, you must notify the Company at askIR@nebius.com by no later than 5:00 p.m. CET on August 18, 2026.

Many brokers are subject to New York Stock Exchange ("NYSE") rules. The NYSE rules direct that, if you are the beneficial owner of shares held in "street name" by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to "discretionary" items, such as Item 12 (appointment of the external auditor), but will not be permitted to vote the shares with respect to "non-discretionary" items (those shares are treated as "broker non-votes"). The election of directors and all other proposals (Items 1, 2, 3, 4 through 11, 13, 14, 15, and 16) are not considered discretionary items. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors or on such other non-discretionary matters listed above. Only with respect to Item 12 may your broker vote your shares in its discretion absent instructions. We urge you to provide voting instructions to your broker so that your votes may be counted on all items, including Item 12, to ensure your preferences are reflected.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A Shares over the Internet (at www.investorvote.com/NBIS), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in “street name”, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-executive directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them via e-mail at askIR@nebius.com. Shareholders who are eligible and intend to have an item added to the agenda of any future general meeting must comply with the requirements contained in Article 18 of our Articles of Association. We reserve the right (subject to the laws of the Netherlands) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

Amsterdam, July 27, 2026

Board of Directors

Nebius Group N.V.

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To:	Shareholders of Nebius Group N.V. (the “Company”)
From:	Board of Directors
Date:	July 27, 2026

2026 Annual General Meeting

Agenda and Explanatory Notes

To be held:

Date:	August 25, 2026 at 3 p.m. CET

Location:	The Company’s offices at Burgerweeshuispad 101, 1076 ER Amsterdam, the Netherlands

Agenda

Opening

Introductory remarks

Adoption of 2025 Statutory Accounts; Discharge of Directors

1.	To approve the extension of the term for preparation by the Company’s Board of Directors of the 2025 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)

2.	To adopt the 2025 annual statutory accounts of the Company (prepared in accordance with IFRS). (Decision)

3.	To discharge the members of the Board of Directors for their liability towards the Company for their management during the 2025 financial year. (Decision)

Appointment of Executive and Non-Executive Directors

4.	To re-appoint Arkady Volozh to serve as an executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

5.	To re-appoint Ophir Nave to serve as an executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

6.	To re-appoint John Boynton to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

7.	To re-appoint Elena Bunina to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

8.	To re-appoint Arne Grimme to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

9.	To re-appoint Kira Radinsky to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

10.	To re-appoint Charles Ryan to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

11.	To re-appoint Matthew Weigand to serve as a non-executive member of the Board of Directors, for a one-year term to end at the conclusion of the Annual General Meeting to be held in 2027. (Decision)

Appointment of External Auditor

12.	To appoint Deloitte & Touche LLP and Deloitte Accountants B.V. as the Company’s independent registered public accounting firm and statutory auditor, respectively, for the audit of the Company’s consolidated financial statements and statutory accounts for the 2026 financial year. (Decision)

General Designations and Authorizations of the Board of Directors

13.	To designate the Board of Directors as the competent body to issue and/or grant rights to subscribe for Class A Shares up to an additional 20% of the issued share capital (excluding Class C Shares) of the Company from time to time for a period of five years from the date of the Annual General Meeting, as described in the Explanatory Notes below. (Decision)

14.	To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of (and/or granting of rights to subscribe for) Class A Shares for a period of five years from the date of the Annual General Meeting, as described in the Explanatory Notes below. (Decision)

15.	To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, as described in the Explanatory Notes below. (Decision)

Cancellation of Shares

16.	To cancel 2,243,621 Class C shares of the Company held by the Company. (Decision)

Other Business

Any other business.

Explanatory Notes to the Agenda

Opening

Management will look back on 2025 and the first half of 2026.

Extension of Draw-Up Period; Approval of 2025 Statutory Accounts; Discharge of Directors

Items 1-3. Approval to extend the term for the preparation of the 2025 annual statutory accounts; Adoption of 2025 annual statutory accounts; Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2025 financial year

These agenda items include proposals to extend the preparation period to draw up the 2025 Statutory Accounts and to adopt the 2025 Statutory Accounts, as well as to discharge the members of the Board of Directors serving during 2025, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2025. The General Meeting notes that the 2025 Statutory Accounts were finalized on July 8, 2026. The Company filed its consolidated financial statements prepared under U.S. GAAP with the U.S. Securities and Exchange Commission as part of its Annual Report on Form 20-F on April 30, 2026.

The proposed discharge of the members of the Board of Directors only covers matters that are provided to the General Meeting or otherwise disclosed or publicly available in respect of the 2025 financial year. Copies of the 2025 Statutory Accounts are available for inspection by shareholders at the registered office of the Company and can also be obtained from Investor Relations: askIR@nebius.com.

Appointment of Executive and Non-Executive Directors

Under our articles of association, both executive and non-executive directors are elected for one-year terms.

The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors persons to be nominated for election or re-election as directors at any General Meeting. We believe that the proposed candidates for election are well placed to guide the Company in its development, bringing a wealth of experience in technology, artificial intelligence, ed-tech and governance.

Item 4. Re-appointment of Arkady Volozh as an executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Arkady Volozh as an executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

Arkady Volozh is the principal founder of Nebius Group and was appointed as executive director and CEO of the Company in August 2024. He previously served as the founder, executive director and CEO of the Company’s group between 2000 and 2022. A serial entrepreneur, Mr. Volozh’s background in computer science led to the inception of several successful IT enterprises, including InfiNet Wireless as well as CompTek International where he served as CEO. Mr. Volozh has invested in and served on the board of Face.com, an Israeli face-tagging company (sold to Facebook in 2012), and was an early investor in Getir, a Turkish based company and pioneer in the ‘quick commerce’ market, being the first to introduce the 15-minute grocery delivery model. Mr. Volozh holds a degree in applied mathematics from Gubkin Institute of Oil and Gas.

The Board of Directors believes that the Company will continue to benefit from Mr. Volozh’s extensive experience in the industry, entrepreneurial spirit and leadership skills, and is delighted to nominate Mr. Volozh for re-election.

Item 5. Re-appointment of Ophir Nave as an executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Ophir Nave as an executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

Ophir Nave was appointed Chief Operating Officer of the Company in May 2024 and has served as an Executive Director since August 2024. Previously, Mr. Nave was a Lead Partner in the Corporate and M&A Practice at the Israeli firm Arnon, Tadmor-Levy, where he also served on the firm’s executive committee. His legal career includes positions at the U.S. law firm Wachtell, Lipton, Rosen & Katz, clerking for Justice Theodor Or of the Israeli Supreme Court, and lecturing on corporate finance at Tel Aviv University. Mr. Nave holds a Doctor of Juridical Science from Harvard Law School, an LL.B. from Tel Aviv University, and a B.Sc. in Computer Engineering from the Technion.

The Board of Directors believes that the Company will continue to benefit from Mr. Nave’s extensive operational, governance and corporate finance experience and is delighted to nominate Mr. Nave for re-election.

Item 6. Re-appointment of John Boynton as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint John Boynton as a non-executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

John Boynton has served as Chairman of the Board of Directors of the Company since 2016 and as a Non-Executive Director since 2000. A founding shareholder of Yandex, he has played a key role in developing the Company’s governance practices over more than two decades and guiding it through exceptionally challenging circumstances in recent years. Through Firehouse Capital, Inc., his private investment firm, John backs early-stage technology companies and select real estate opportunities. In recent years, he has focused on the sports industry, particularly professional women’s ice hockey and soccer, as well as sports tech and data companies. Most recently, John co-founded Litix, a vertical SaaS company powered by AI that serves public sector organizations. He holds a BA from Harvard College.

The Board of Directors believes the Company will continue to benefit from Mr. Boynton’s extensive experience and leadership, and is pleased to nominate Mr. Boynton for re-election.

Item 7. Re-appointment of Elena Bunina as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Elena Bunina as a non-executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

Elena Bunina has served as non-executive director since August 2024. Ms. Bunina is an Israel-based businesswoman, university professor and an accomplished mathematician with more than 70 research publications and a particular focus on algebra and model theory. Ms. Bunina currently serves as the Head of Science and Education for the Company. Ms. Bunina previously served as the Head of Academic and Educational Services across the Company’s group, as well as the General Director and director of Human Resources of the Company’s former Russian subsidiary, stepping down in April 2022. Ms. Bunina holds a Doctor of Science degree, in addition to having a Ph.D in Mathematics, from the faculty of Mechanics and Mathematics at the Moscow State University, where Ms. Bunina served as a professor for 12 years until 2022. Ms. Bunina currently serves as a professor of Mathematics at Bar Ilan University, in Israel.

The Board of Directors believes that the group will continue to benefit from Ms. Bunina’s expertise in the fields of mathematics and education and is pleased to nominate Ms. Bunina for re-election.

Item 8. Re-appointment of Arne Grimme as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Arne Grimme as a non-executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

Arne Grimme has served as non-executive director since August 2025. He has been a partner of De Brauw Blackstone Westbroek, a leading Dutch law firm, since 2003 and he serves as the firm’s Head of the Corporate M&A practice. He mainly advises listed companies on various corporate matters and complex cross-border transactions. Previously, he worked for Ernst & Young and a different law firm. Mr. Grimme is also a member of the Supervisory Council of the National Maritime Museum. He holds degrees from the University of Utrecht and Erasmus University Rotterdam.

The Board of Directors believes that the group will continue to benefit from Mr. Grimme’s extensive experience in international business and governance and is pleased to nominate Mr. Grimme for re-election.

Item 9. Re-appointment of Kira Radinsky as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Kira Radinsky as a non-executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

Kira Radinsky has served as non-executive director since August 2024. Ms. Radinsky is the chief technology officer and chairwoman of Diagnostic Robotics, a US-based technology business working in the field of AI to make healthcare better, cheaper and more widely available. As a result of Ms. Radinsky’s technology expertise, she founded Mana Bio, an AI-based drug delivery business, and co-founded San Francisco based SalesPredict in 2012, where she led the research and development aspects of data mining. When SalesPredict was sold to eBay in 2016, Ms. Radinsky became eBay’s director of data science and IL chief scientist. Ms. Radinsky has also served on the board of directors for Esh Digital Bank (Tel Aviv), Maccabi Health Care Data Science Institute (Tel Aviv) and HSBC Technology Board (London). Aside from her corporate roles, Ms. Radinsky is a visiting professor at the Technion focusing her research on how web dynamics and knowledge can help predict future global events. Ms. Radinsky has a B.Sc. and a Ph.D in Computer Science from Technion, the Israel Institute of Technology.

The Board of Directors believes that the group will continue to benefit from Ms. Radinsky’s extensive experience in the technology industry, and in particular in the AI field, and is pleased to nominate Ms. Radinsky for re-election.

Item 10. Re-appointment of Charles Ryan as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to re-appoint Charles Ryan as a non-executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

Charles Ryan has served as non-executive director since 2011. A finance professional with more than 35 years of experience in international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings, an early investor in the Company. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed Chief Country Officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became Chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994 and as a financial analyst with CS First Boston from 1989 to 1991. Mr. Ryan is also a founder and the General Partner of Almaz Capital Partners, an international VC firm, headquartered in Silicon Valley, which connects entrepreneurs and engineering talent in the USA and Eastern European / CIS countries and brings prominent startups to the global market. Mr. Ryan has a degree in Government from Harvard University.

The Board of Directors believes that the group will continue to benefit from Mr. Ryan’s expertise and experience in international business and capital markets and is pleased to nominate Mr. Ryan for re-election.

Item 11. Re-appointment of Matthew Weigand as a non-executive member of the Board of Directors

It is proposed by the Board of Directors to appoint Matthew Weigand as a non-executive member of the Board of Directors for a one-year term, with effect from the 2026 Annual General Meeting and running until the conclusion of the annual general meeting to be held in 2027.

Matthew Weigand has served as non-executive director since August 2025. He is a partner at Accel, a global venture capital firm, which he joined in 2013. He focuses on investments in enterprise software, financial technology, and security businesses. Prior to Accel, he worked with William Blair’s technology investment banking group. Mr. Weigand graduated from Miami University.

The Board of Directors believes that the group will continue to benefit from Mr. Weigand’s extensive expertise in the technology and investment sectors and is pleased to nominate Mr. Weigand for re-election.

Executive and non-executive directors will receive compensation in their capacity as such as approved and recommended by the Company’s Compensation Committee and in accordance with the group’s policies for compensation of executive and non-executive directors, respectively.

Appointment of External Auditor

Item 12. Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed by the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the appointment of Deloitte & Touche LLP and Deloitte Accountants B.V. as the Company’s independent registered public accounting firm and statutory auditor, respectively, for the audit of the Company’s consolidated financial statements prepared under U.S. GAAP, and statutory accounts prepared under International Financial Reporting Standards (IFRS), for the 2026 financial year.

The proposed appointment follows the Audit Committee’s recommendation regarding the selection of the Company’s independent registered public accounting firm, as further described in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on February 12, 2026.

General Designations and Authorizations of the Board of Directors

Items 13-15. General authorization of the Board of Directors to (i) issue Class A Shares / grant rights to subscribe for Class A Shares; (ii) exclude pre-emption rights; and (iii) repurchase Class A Shares

The proposals to authorize the Board of Directors (i) to issue Class A Shares (and/or grant rights to subscribe for Class A Shares) in an amount up to 20% of the issued share capital (excluding Class C Shares) from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances of shares and/or granting of rights to subscribe for shares are intended to give the Board of Directors flexibility to obtain additional financing for the Company from time to time in the most efficient manner in response to the Company’s rapid growth opportunities and market conditions. Furthermore, such authorizations give the Board of Directors flexibility in the context of potential strategic opportunities such as acquisitions and mergers and in the context of other general business purposes.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

Adoption of these proposals at the AGM replaces the current general authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on August 21, 2025.

Cancellation of Class C Shares

Items 16. Cancellation of Class C shares held by the Company

The Company has issued Class C Shares from time to time solely to facilitate the conversion of its Class B shares into Class A shares. A total of 2,243,621 of the Company’s Class C shares were held by Foundation (Stichting) Nebius Group Conversion and have been transferred for no consideration to the Company for the purposes of cancellation. The Board of Directors has concluded that it would be prudent to cancel the issued Class C shares, and accordingly proposes the cancellation of 2,243,621 Class C shares.

In accordance with Dutch law, the cancellation of the Class C shares will not be effective until two months after the resolution to cancel such shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once this procedure is complete, such Class C shares will be cancelled.

Board of Directors Recommendations

Our Board of Directors unanimously recommends that shareholders vote “FOR” of all of the foregoing proposals.